Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN [redacted] LIMITED
Securities and [redacted] File No.82-2955

24th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which James Watkins is a Director, of the following Director's share transactions in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired/ Disposed	Price Per Share (US$)
James Watkins	Exercise of JMH options	24/06/2004	+20,000	3.662
	Sale of JMH shares	24/06/2004	-20,000	10.800

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary